BROCKER                                             2150 Scotia One
Technology Group                                      10060 Jasper Avenue
                                               Edmonton, Alberta T5J 3R8, Canada

        Brocker's Third Quarter Revenues up 52%, But Bottom Line Hit by
                           Australian Irregularities


Edmonton, Alberta - March 22, 2001 - Brocker Technology Group Ltd. (Nasdaq:BTGL, TSE:BKI) today announced the results of its third quarter for fiscal year 2001, ended December 31, 2000. Despite the impact of the recently-discovered Australian irregularities, revenue for the quarter increased by CDN$12.7 million to CDN$37.1(1) million. This represents a 52% increase on the (adjusted)(2) second quarter revenue of $24.4 million.

Margin remained at 14.3% (the same as the second quarter and well up on the first quarter's 11.48%). However, the impact of the Australian irregularities was reflected in a Net Loss for the quarter of $5.09 million or $0.27 per share. Most of this loss - $4.26 million, or 83.7% - can be attributed to the accounting irregularities and consequent winding-down costs of the Sydney distribution subsidiary.

"The third quarter loss largely reflects one-off costs associated with Australia and is not representative of the Company's true operating performance," said Brocker CEO, Mr. Richard Justice. "If you discount the Australian situation, the operating loss for the quarter would have been approximately $830,000 - a figure that is certainly more encouraging.

"While any loss is disappointing, this one can be understood in the context of falling margins in the computer distribution business and difficulties in commercializing some of our software products. With our recent restructuring, we have addressed both these issues by exiting the computer distribution business and by rationalizing our software development program. We expect these initiatives to result in a positive impact on shareholder wealth that will begin to be seen in the first quarter of our next financial year."(3)

This is the first quarter Brocker has been able to include the operating results of its Datec subsidiary (acquired in October 2000). Datec added $10.3 million of Application Development and Professional Services revenue and contributed a $570,000 tax-paid profit. The rest of Brocker generated $26.8 million in revenue
- an increase of $2.4 million over the second quarter, after allowing for the adverse impact of foreign exchange movements, which reduced total revenue by $2.2 million.

In total, costs increased by $6.6 million over the second quarter. Half of this amount ($3.3 million) was due to the inclusion of Datec's results. A further $2.5 million was due to the write-down of Australian balance sheet items subsequent to the decision to close down the computer products distribution business in Australia. There was an operating cash inflow for the quarter of $1.2 million, due to the inclusion of Datec. There was a cash outflow of $2.9 million from investing, largely reflecting the purchase of Datec ($1.6 million) together with capital asset acquisition of $1.1million, for the construction of a building for Datec's operation in Papua New Guinea.


--------------------
(1) All financial amounts quoted are in Canadian dollars

(2) Adjusted to reflect the recently-discovered Australian irregularities

(3) Brocker's financial year runs 1 April to 31 March. The first quarter of FY 2002 begins 1 April 2001

Vendor Services increased its share of the cellular phone distribution market to 66% in December, averaging 57% for the first three quarters of the year. Its revenue for the quarter was up $2.6 million on the second quarter.

Professional Services boosted its revenue by $7.9 million on the second quarter, due to the inclusion of Datec's results. Likewise, Datec lifted Application Development's revenues by $1.8 million. Brocker's fourth division - Online Telecommunications - is still in the early stages of rolling out its promotions, so its revenue growth was more modest, at $55,000.

NINE-MONTH COMPARISONS

Brocker's revenues were approximately $90 million for the nine months ended December 31, 2000, compared to $109.8 million the comparable period in 1999. Approximately $10.6 million of the decline in Canadian dollars was caused by the lower exchange rate for the New Zealand dollar and Australian dollar compared to the Canadian dollar. Net loss for the nine-month period ending December 31, 2000 was -$6.1 million versus a net loss of -$91,000 in the comparable 1999 period. Earnings per share were a negative 33 cents compared to a negative 2.0 cents in the previous nine month period.

Cash levels declined $2.4 million for the first nine months of fiscal year 2001 compared to first nine months of fiscal year 2000. Goodwill increased to $7.7 million from $1.7 million due to acquisitions during the period, and total debt increased approximately $8.7 million compared to the same nine-month period, ended December 31, 1999.

For more detailed financial information, please visit the websites: http://www.sedar.com/dynamic_pages/assoc_docs_e/d00008097.htm http://www.freeedgar.com

About Brocker Technology Group

Brocker Technology Group Ltd. (http://www.brockergroup.com) is a communications company focused on improving information flows by delivering innovation and market leadership in telecommunication services, e-commerce strategies and information management technologies. Brocker subsidiary, Datec also provides a broad range of IT and communications solutions to companies across the South Pacific.

For more information on Brocker Technology Group, please visit the website, www.brockergroup.com or contact:

Nigel Murphy                              Robert Rowell
Communications                            Investor Relations
Tel: +64 9 374 2040                       Telephone: 1-800-299-7823
e-mail: nmurphy@brockergroup.com          e-mail: rrowell@brockergroup.com

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses; the risk of obtaining financing, and other risks described in the Company's Securities and Exchange Commission filings.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.